UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

AMENDMENT NO. 4

to

SCHEDULE 13e-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934)

PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP (Name of the Issuer)
PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
ERI/PRESIDENTIAL LLC
ERI/PRESIDENTIAL MERGER SUB LIMITED PARTNERSHIP
EQUITY RESOURCE INVESTMENTS, LLC
WINTHROP FINANCIAL CO., INC.
LINNAEUS-PHOENIX ASSOCIATES LIMITED PARTNERSHIP
DCA ADOLPHUS LLC
ERI/WIN GP LLC
ERF MANAGER LLC
EQUITY RESOURCE FUND XXIV, LLC
ERF FUND XXIV GP LLC
EGGERT DAGBJARTSSON
VICTOR J. PACI
ANDREW PRAGUE
 (Names of Person(s) Filing Statement)

Units of limited partnership interest (Title of Class of Securities)
N/A (CUSIP Number of Class of Securities)
Victor J. Paci Equity Resource Investments, LLC 1280 Massachusetts Ave. 4th Floor Cambridge, MA 02138 617-876-4800
 (Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.             ☐     The filing of a registration statement under the Securities Act of 1933.
c.             ☐     A tender offer.
d.             ☐     None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*                                           $5,074,000                                Amount of Filing Fee   $284.00

*  The transaction valuation has been calculated in accordance with Rule 0-11(b)(1) and is the product of (i) the amount of cash to be paid for each limited partnership interest, or $8,600 and (ii) the number of limited partnership interests outstanding, or 590.

☐           Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$284.00
Form or Registration No.:	Schedule 13E-3, File No. 005-39072
Filing Party:	Presidential Associates I Limited Partnership
Date Filed:	December 7, 2009

Introduction

This Amendment No. 4 amends and supplements the Rule 13-E Transaction Statement on Schedule 13e-3, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, filed by Presidential Associates I Limited Partnership, a Maryland limited partnership (“Presidential”), the issuer of the securities that are the subject of the Rule 13e-3 transaction, ERI/Presidential LLC, a Massachusetts limited liability company (“Parent”), ERI/Presidential Merger Sub Limited Partnership, a Maryland limited partnership (“Merger Sub”), Winthrop Financial Co., Inc., the managing general partner of Presidential (“WFC”) and Linnaeus-Phoenix Associates Limited Partnership, the associate general partner of Presidential (“Linnaeus”) with respect to the proposed merger of Merger Sub with and into Presidential, with Presidential as the surviving limited partnership (the “Merger”).  ERI/WIN GP, LLC (“ERI/WIN”), as the sole stockholder of WFC, ERF Manager LLC, as the manager of ERI/WIN, Equity Resource Fund XXIV, LLC, as the sole member of ERI/WIN and ERF Fund XXIV GP LLC as the sole member and manager of Equity Resource Fund XXIV, LLC are also filing this Amendment No. 4 to Schedule 13e-3.  In addition, Equity Resource Investments, LLC, as the sole member of ERF Manager LLC and the parent of Parent, and Eggert Dagbjartsson and Victor J. Paci, each as the officers and directors of WFC and managing members of both Equity Resource Investments LLC and ERF Fund XXIV GP LLC, and Andrew Prague as an officer of WFC are filing this Amendment No. 4 to Schedule 13e-3.  DCA Adolphus LLC, the general partner of Linnaeus, is also filing this Amendment No. 4 Schedule 13e-3.

On March 3, 2010, Presidential solicited a ballot to its limited partners with respect to a proposal to adopt the merger agreement and approve the Merger as further described in Presidential’s Information Statement Furnished in Connection with the Solicitation of Consents, dated March 3, 2010.  On March 26, 2010, Presidential tabulated the results of the consent solicitation and reported that of the 590 outstanding limited partnership units, 491 units voted “FOR” such proposal,  6 units voted “AGAINST,” 1 unit voted to “ABSTAIN” and 92 units did not submit a ballot, representing the affirmative vote of a majority of all outstanding units of limited partnership interests.  Therefore, Presidential has received the requisite consent of the outstanding limited partnership units to approve the merger agreement and consummate the merger.

Upon the consummation of the Merger, the number of holders of units of limited partnership interests in Presidential will be reduced to less than 300, enabling the Presidential to terminate its registration of the units of limited partnership interests and suspend its reporting obligations with the Securities and Exchange Commission.  Presidential expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of Presidential relating to this consent solicitation and filed on March 3, 2010, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and believe, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010	PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP

By: Winthrop Financial Co., Inc.,  its Managing General Partner

By: /s/ Eggert Dagbjartsson
       President

ERI/PRESIDENTIAL LLC

By: ERF Manager LLC, its Manager

By:  Equity Resource Investments, LLC, its Sole Manager

        By: /s/ Eggert Dagbjartsson
                                                                                                                               Manager

ERI/PRESIDENTIAL MERGER SUB LIMITED PARTNERSHIP

By: ERF Manager LLC, its General Partner

By:  Equity Resource Investments, LLC, its Sole Manager

By: /s/ Eggert Dagbjartsson
                                                                                                                       Manager

WINTHROP FINANCIAL CO., INC.

By: /s/ Eggert Dagbjartsson
                          President

ERI/WIN GP LLC

By: ERF Manager LLC, its Manager

By:  Equity Resource Investments, LLC, its Sole Manager

By: /s/ Eggert Dagbjartsson
Manager

ERF MANAGER LLC

By:  Equity Resource Investments, LLC, its Sole Manager

By: /s/ Eggert Dagbjartsson
             Manager

EQUITY RESOUCE FUND XXIV, LLC

By: ERF Fund XXIV GP LLC, its Manager

By: /s/ Eggert Dagbjartsson
      Managing Member

EQUITY RESOUCE FUND XXIV GP  LLC

By: /s/ Eggert Dagbjartsson
      Managing Member

EQUITY RESOUCE INVESTMENTS, LLC

By: /s/ Eggert Dagbjartsson
      Manager

LINNAEUS-PHOENIX ASSOCIATES LIMITED PARTNERSHIP

By:   DCA Adolphus LLC, its General Partner
By:   ERI/Presidential Manager LLC, its Member
By:   ERF Manager LLC, its Manager
By:   Equity Resource Investments LLC , its sole Member

By: /s/ Eggert Dagbjartsson
                         Manager

DCA ADOLPHUS LLC

By:   ERI/Presidential Manager LLC, its Member
By:   ERF Manager LLC, its Manager
By:   Equity Resource Investments LLC , its sole Member

                                                                                                                By: /s/ Eggert Dagbjartsson
  Manager

                       /s/ Eggert Dagbjartsson
                           Eggert Dagbjartsson

                           /s/ Victor J. Paci
                           Victor J. Paci

                           /s/ Andrew Prague
                           Andrew Prague